09055844

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

X8 3/10

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49293

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHAFS Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 Research Park Drive
(No. and Street)

Madison (City) Wisconsin (State) 53725 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI LLP
(Name – *if individual, state last, first, middle name*)

2501 West Beltline Highway Ste 401 (Address) Madison (City) Wisconsin (State) 53713 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Forrest Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHAFS Equities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director Retirement Services

Title

Angela Miloszewicz

Notary Public

State of WI, County of Dane

Expires 2/17/13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WHAFS Equities Corporation

**(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)**

**Financial Statements and Additional Information**

Years Ended December 31, 2008 and 2007

## Table of Contents

WIPFLi LLP

## Independent Auditor's Report

Board of Directors
WHAFS Equities Corporation
Madison, Wisconsin

We have audited the accompanying balance sheets of WHAFS Equities Corporation as of December 31, 2008 and 2007, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant ot Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WHAFS Equities Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 19, 2009
Madison, Wisconsin

# WHAFS Equities Corporation

## (A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

### Balance Sheets

December 31, 2008 and 2007

| *Assets* | 2008 | 2007 |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ 971,980 | $ 1,010,071 |
| Commissions receivable | 143,864 | 165,270 |
| Accounts receivable - Affiliate | 99,367 | 103,397 |
| Other assets | 18,096 | 9,426 |
| **TOTAL ASSETS** | $ 1,233,307 | $ 1,288,164 |
| ***Liabilities and Stockholder's Equity*** | | |
| Taxes payable - Affiliate | $ - | $ 74,610 |
| Total liabilities | - | 74,610 |
| Stockholder's equity: | | |
| Common stock; $.01 par value; 9,000 shares authorized; 3 shares issued and outstanding | - | - |
| Additional paid-in capital | 40,022 | 40,022 |
| Retained earnings | 1,193,285 | 1,173,532 |
| Total stockholder's equity | 1,233,307 | 1,213,554 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 1,233,307 | $ 1,288,164 |

See accompanying notes to financial statements.

# WHAFS Equities Corporation

## (A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

### Statements of Income

Years Ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| Revenue: | | |
| Commissions | $ 1,076,603 | $ 1,233,691 |
| Other income | 167,788 | 191,793 |
| Interest | 19,286 | 39,607 |
| Total revenue | 1,263,677 | 1,465,091 |
| Operating expenses: | | |
| Management and administration fees | 1,212,516 | 1,177,200 |
| General and administrative | 25,541 | 33,538 |
| Total Operating Expenses | 1,238,057 | 1,210,738 |
| Income before income taxes | 25,620 | 254,353 |
| Income tax provision | 5,867 | 123,362 |
| Net income | $ 19,753 | $ 130,991 |

See accompanying notes to financial statements.

# WHAFS Equities Corporation

## (A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

### Statements of Stockholder's Equity

Years Ended December 31, 2008 and 2007

| | Common Stock | | Additional Paid-In Capital-Common Stock | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balances at January 1, 2007 | 3 | $ 0 | $ 40,022 | $ 1,124,692 | $ 1,164,714 |
| Net income | 0 | 0 | 0 | 130,991 | 130,991 |
| Dividends to stockholder | 0 | 0 | 0 | (82,151) | (82,151) |
| Balances at December 31, 2007 | 3 | 0 | 40,022 | 1,173,532 | 1,213,554 |
| Net income | 0 | 0 | 0 | 19,753 | 19,753 |
| Balances at December 31, 2008 | 3 | $ 0 | $ 40,022 | $ 1,193,285 | $ 1,233,307 |

See accompanying notes to financial statements.

# WHAFS Equities Corporation

**(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)**

## Statements of Cash Flows

Years Ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| Increase (decrease) in cash and cash equivalents: | | |
| Cash flows from operating activities: | | |
| Net income | $ 19,753 | $ 130,991 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | 21,406 | 21,779 |
| Other assets | 756 | 4,636 |
| Accounts receivable - Affiliate | (5,396) | (1,765) |
| Taxes payable - Affiliate | (74,610) | 74,610 |
| Total adjustments | (57,844) | 99,260 |
| Net cash provided by (used in) operating activities | (38,091) | 230,251 |
| Cash flows from financing activities: | | |
| Dividends to stockholder | - | (82,151) |
| Net cash provided by (used in) financing activities | - | (82,151) |
| Net change in cash and cash equivalents | (38,091) | 148,100 |
| Cash and cash equivalents at beginning | 1,010,071 | 861,971 |
| Cash and cash equivalents at end | $ 971,980 | $ 1,010,071 |
| **Supplemental cash flow information:** | | |
| Cash paid during the year for income taxes | $ 80,477 | $ 44,116 |

See accompanying notes to financial statements.

# WHAFS Equities Corporation

## (A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

## Notes to Financial Statements

---

## Note 1 Summary of Significant Accounting Policies

### Principal Business Activity

WHAFS Equities Corporation (the "Company"), a wholly owned subsidiary of WHA Financial Solutions, Inc. (the parent company), is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business purpose is to market tax deferred annuities and mutual funds for employer-sponsored retirement plans and provide consulting and brokerage services to the health care industry. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that rule.

### Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

### Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

### Revenue Recognition

The Company recognizes revenues from commissions when earned.

## Note 1 Summary of Significant Accounting Policies (Continued)

### Income Taxes

The Company files a consolidated federal income tax return with its parent company. Federal and state income taxes are determined based on separate earnings or loss of the companies, and the amount of current tax is remitted to the Parent. Deferred tax expenses and benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2008 and 2007 there were no deferred taxes payable or refundable.

## Note 2 Commissions Receivable

Commissions receivable represent fees due from insurance and mutual fund companies for investment products sold and maintained.

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

## Note 3 Major Customer

The Company derived 9% and 8% of its revenues from one customer in 2008 and 2007, respectively. Starting on January 1, 2009, this customer terminated its relationship with the Company.

## Note 4 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum regulatory net capital, as defined under such provisions. Regulatory net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2008 and 2007, the Company had regulatory net capital of $1,097,658 and $1,069,084, respectively. Minimum net capital requirements at December 31, 2008 and 2007 were $5,000. The Company had no aggregate indebtedness at December 31, 2008 and an aggregate indebtedness to net capital ratio of .07 to 1 at December 31, 2007.

## Note 5 Concentration of Credit Risk

The Company has several cash accounts at one financial institution. The Federal Deposit Insurance Corporation (FDIC) currently insures deposits up to $250,000. The Company's bank cash balances at December 31, 2008, in excess of the insured amount totaled approximately $719,000.

## Note 6 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

# WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

## Notes to Financial Statements

---

### Note 7 Management Contract/Related-Party Transactions

The Company has a management contract with its Parent. The agreement requires the Parent to provide certain day-to-day operational support and to assist it with compliance and other matters, when deemed appropriate, and requires the Company to pay the Parent a management fee and reimburse them for expenses. Fees are based on substantially all costs incurred by the Parent related to Company expenses. For the years ended December 31, 2008 and 2007, the Company paid $1,212,516 and $1,177,200, respectively to the Parent as reimbursement for services performed on behalf of the Company. The Company paid certain expenses on behalf of the Parent company and made advances to the Parent company. At December 31, 2008 and 2007, $99,367 and $103,397, respectively, remained outstanding and is reported as accounts receivable - affiliate. At December 31, 2007, the Company had outstanding taxes payable to the Parent in the amount of $74,610.

### Note 8 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2008 and 2007. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

# Additional Information

WIPFLi LLP

## Independent Auditor's Report on Internal Controls

Board of Directors
WHAFS Equities Corporation
Madison, Wisconsin

In planning and performing our audit of the financial statements of WHAFS Equities Corporation as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
Madison, Wisconsin
February 19, 2009

# WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)

## Computation of Net Capital and Aggregate indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ 1,233,307 | $ 1,213,554 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Accounts receivable - Affiliate | 108,793 | 103,397 |
| Other nonallowed accounts receivable and other assets | 26,856 | 41,073 |
| Net capital | $ 1,097,658 | $ 1,069,084 |
| Aggregate indebtedness: | | |
| Items included in balance sheet | $ - | $ 74,610 |
| Total aggregate indebtedness | $ - | $ 74,610 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required, *greater of*: | | |
| 6.67% of aggregate indebtedness | $ - | $ 4,974 |
| Minimum dollar requirement | 5,000 | 5,000 |
| Net capital requirement | $ 5,000 | $ 5,000 |
| Excess net capital at required minimum dollar amount | $ 1,092,658 | $ 1,064,084 |
| Ratio: Aggregate indebtedness to net capital | N/A | .07 to 1 |

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2008, Part IIA FOCUS filed in January 2009.

# WHAFS Equities Corporation

(A Wholly Owned Subsidiary of WHA Financial Solutions, Inc.)
Madison, Wisconsin

## Financial Statements and Additional Information

Years Ended December 31, 2008 and 2007